

February 28, 2013

Via Email
Robert B. Atwell
Chairman, President and Chief Executive Officer
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, Wisconsin 54301

> **Re: Nicolet Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **File number 333-186401**
> **Filed February 1, 2013**

Dear Mr. Atwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4
Cover Page

1. Noting that all holders with less than 200 shares will be cashed out, and with a view towards additional disclosure, please advise the staff as to the number of holders with less than 200 shares and the total expected cost of cashing out those holders. Similarly, noting your plan to cash out all holders in certain states, tell us in which states shareholders will be cashed out, the number of shareholders in each and the dollar amount that will be paid to those holders. Also tell us why it would involve "unreasonable effort or expense" to exchange those shares.

2. Revise to disclose that Nicolet shares do not have a market and disclose the latest known trading prices for Mid-Wisconsin shares.

3. In your next amendment, please revise the cover to indicate the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

Questions and Answers, page i

4. Revise to add a Q&A on how the consideration was determined.

5. Revise to add a Q&A on how to perfect dissenters/appraisal rights.

Summary, page 1

6. Please briefly indicate Mid-Wisconsin's reason for suspending registration with the SEC. Consider a risk factor relating this situation for Mid-Wisconsin shareholders.

7. Disclose the $500,000 funding limit for cashing out smaller shareholders. Reference the reader to the complete discussion later in the prospectus.

8. Where appropriate in the summary, discuss the ability of Mid-Wisconsin shareholders owning fewer than 200 shares to purchase additional shares prior to the merger in order to receive stock. More detailed information may be warranted in the body of the prospectus.

The Companies, page 1

9. We note the troubled financial performance of both companies since 2007. At this heading or as a risk factor, please summarize managements' understanding as to the reasons for this situation. We note, for example, for Mid-Wisconsin, that deposits have declined and the large return on average equity loss figures in 2009 and 2011. You may need to address particular differences between the market area economy of the banks and national trends. Also address any particular strengths that are unique to one bank or the other that might demonstrate the benefit of this transaction, or, alternately, clarify that both banks are facing the same difficulties.

10. Summarize the regulatory agreements, capital level deficiencies, TARP position, dividend prohibition and any other material regulatory problems of Mid-Western.

Unaudited Comparative Per Share Financial Data, page 10

11. Please revise to indicate that neither company currently issues dividends and Nicolet has No intent to do so after the merger. See Item 3(f) of the instructions to Form S-4.

Selected Unaudited Pro Forma …., page 11

12. Revise footnote (1) on page 12 to indicate when the Preferred will be redeemed.

Risk Factors
Risks Related to Ownership…
The Nicolet common stock…, page 23

13. Please disclose the total number of shareholders of Nicolet stock and the typical number of known trades per month. In addition, give the approximate number of shareholders expected as a result of the merger.

Proposal 1: The Merger Agreement
Background of the Merger, page 33

14. Revise the third paragraph to disclose the strategic alternatives presented by Raymond James and explain why none were pursued except for the sale of the Company.

15. Please revise to include the negotiation of the principal terms of the transaction, including price.

16. Disclose any projections that crossed between the two companies.

17. Explain why Raymond James is only opining on the assumed receipt of "$6.15" in its Mid-Wisconsin opinion, rather than also including the fraction of a share of Nicolet stock to be received. Describe how that figure was calculated.

18. Please revise to disclose the compensation level of Sandler O'Neill and Raymond James for their merger work and the total amount received by them in the last two years from Nicolet and Mid-Wisconsin.

19. Please supplementally provide us with any board book materials provided to either company by their financial advisors.

Material…Tax Consequences of the Merger, page 66

20. Please revise to reflect that this section is based on an opinion, filed as an exhibit. Please identify the firm which provided the opinion.

Nicolet Bankshares, Inc. Financial Statements
Note 4. Loans, page F-15

21. We note your disclosures as required by ASC 310-10-50 as of December 31, 2011 herein and as of September 30, 2012 beginning on page F-44. Given your disclosures on page 103 that troubled debt-restructurings are considered impaired and on page 108 that you

have no restructuring loans accruing, please revise to also provide the disclosures required by ASC 310-10-50-33 through 34.

Note 5. Loans, Allowance for Loan Losses, and Credit Quality, page F-44

22. Please revise your filing to provide the following disclosures as of September 30, 2012 similar to those provided as of December 31, 2011:

- An age analysis of past due financing receivables as required by ASC 310-10-50-7A;
- A description of your credit quality indicator(s) and the corresponding recorded investment amount as required by ASC 310-10-50-29; and
- The amount of interest income recognized on impaired loans using a cash-basis method as required by ASC 310-10-50-15(c)(3).

Appendix C

23. Please revise the penultimate paragraph to indicate that Raymond James has consented to the use of its fairness opinion in the prospectus or file a consent as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

By Email to: Katherine M. Koops
katherine.koops@bryancave.com